SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                  January 2007

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________


         This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-12074, 333-115598, 333-117954,
and 333-127491 and Form S-8 Registration Statement File No. 333-111437.


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                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items

     1. Press Release re Northrop Grumman Space & Mission Systems Corporation Signs a Teaming Agreement With RADA Electronic Industries Ltd. in Support of Skyguard(TM) Tactical Rocket Shield System for the State of Israel dated January 24, 2007.



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                                                                          ITEM 1

Press Release                             Source: RADA Electronic Industries Ltd

Northrop Grumman Space & Mission Systems Corporation Signs a Teaming Agreement With RADA Electronic Industries Ltd. in Support of Skyguard(TM) Tactical Rocket Shield System for the State of Israel

Wednesday January 24, 9:00 am ET

NETANYA, Israel, January 24 /PRNewswire-FirstCall/ -- RADA Electronic Industries Ltd. (NASDAQ: RADI - News), announced today that it has signed a Teaming Agreement with Northrop Grumman Space & Mission Systems Corporation of Redondo Beach, California ("NGST") to pursue together and cooperate in the construction and installation of the Skyguard(TM) High Energy Laser Defensive System aimed at hostile rockets and missiles interception for use by the State Of Israel.

NGST and RADA will cooperate in performing contracts resulting from the procurement of the Tactical Rocket Shield in which NGST is proposing the Skyguard(TM), in case such system is selected by the State of Israel.

The Parties agreed to cooperate during all phases of the effort, starting at the source selection until the system is installed and operated. The parties also agreed to exchange technical data and technology, as authorized by appropriate government approvals, in support of this program.

RADA Role, as sub contractor to NGST, will be to support NGST in securing the prime contract for sale of the Skyguard(TM) in Israel, participate in the construction, installation and operation of the system and supply equipment and services to NGST during the program.

Commenting on the agreement, Maj. Gen. (Ret.) Herzle Bodinger, RADA President and CEO, said "We believe that the Skyguard(TM) is an excellent solution for the defense of Israeli civilian population against the continuous rocket and missile attacks. The Skyguard(TM) enables installation in the shortest period and at the same time, provides efficient and cost effective defense against these threats. We are proud to team with NGST, a world leader in High Energy Laser Defense Systems, and we are looking forward to begin the joint effort with them."

Skyguard(TM) is the end product of over thirty years of development of laser weapon systems by NGST. Skyguard(TM) has higher power and a larger beam than previous designs, making it a much more capable system.

A single Skyguard(TM) system can defend a large civilian population or industrial area, large military installation and/or deployed forces. The first Skyguard(TM) system could be deployed in Israel within 18 months of date of order.

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries. The Company specializes in Avionics systems (Digital Video Recorders, Ground Debriefing Stations, Stores Management Systems, Flight Data Recorders, Inertial Navigation Systems), Trainers Upgrades, Avionics systems for the UAV market, and Electro optic cameras for airplanes and armored vehicles.


Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

    Company Contact:
    Zvika Alon (V.P Business Development)
    Tel: +972-9-892-1111
    alon_zvika@rada.com


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                                      (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger, Chairman




Date: January 24, 2007